Exhibit 3.72

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:56 PM 12/16/2008
FILED 06:37 PM 12/16/2008
SRV 081202464 – 4634573 FILE

CERTIFICATE OF FORMATION

OF

CENTRAL STATES HMA HOLDINGS, LLC

1.	The name of the limited liability company is Central States HMA Holdings, LLC.

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Central States HMA Holdings, LLC this 15th day of December, 2008.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108